Deyu Agriculture Corp.
Tower A, Century Centre, Room 808
8 North Star Road, Beijing, PRC

October 19, 2010

U.S. Securities & Exchange Commission
Office of Small Business
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Deyu Agriculture Corp.
File No.: 333-160476

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Deyu Agriculture Corp., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1/A to become effective at 4:00 P.M. on October 21, 2010, or as soon as practicable thereafter.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DEYU AGRICULTURE CORP.

By:_/s/ Jianming Hao______
Jianming Hao
Chief Executive Officer